UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-36896

Mercurity Fintech Holding Inc.

(Exact name of registrant as specified in its charter)

Room 1215, FIYTA Technology Building

Gaoxin South, Road One

Nanshan District, Shenzhen 518000

Guangdong Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

As previously reported on October 21, 2022, Mercurity Fintech Holding Inc. (the “Company”) filed a Current Report on form 6-K (the “Oringinal 6-K”), including Exhibit 99.1 Notice of Annual Shareholder Meeting, Exhibit 99.2 Proxy Card for Annual Shareholder Meeting, and Exhibit 99.3 Voting Card for ADS Holders, with the U.S. Securities and Exchange Commission. The Current Report on Form 6-K/A (this “Amendment No. 1) amends and supplements Exhibit 99.1 Notice of Annual Shareholder Meeting and Exhibit 99.2 Proxy Card for Annual Shareholder Meeting of the Oringinal 6-K to provide the Company’s updated mailing address and contact information. Except for the filing of such information, this Amendment No.1 does not modify or update other disclosures in or exhibits to the Original 6-K and accordingly should be read in conjunction with the Original 6-K.

The information previously reported in or filed with the Original 6-K is hereby incorporated by reference into this Amendment No. 1.

EXHIBIT INDEX

Exhibit 99.1— Notice of Annual Shareholder Meeting

Exhibit 99.2— Proxy Card for Annual Shareholder Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

	By:	/s/ Shi Qiu
	Name:	Shi Qiu
	Title:	Chief Executive Officer

Date: October 31, 2022